This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

December 1, 2005

Item 3: Press Release

A Press release dated and issued December 1, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska announces private placements.

Item 5: Full Description of Material Change

Vancouver, BC – December 1, 2005.  CanAlaska Ventures Ltd. (the “Company”) wishes to announce the following:

A non-brokered private placement of up to 5,000,000 flow-through common shares at a price of $0.40 per common share for gross proceeds of up to $2,000,000.

The proceeds of the private placement received from the sale of the flow-through shares will be used for exploration and drilling on the Company’s Athabasca Basin uranium properties.

A non-brokered private placement of up to 1,351,351 units at a purchase price of $0.37 per unit for gross proceeds of up to $500,000.  Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of twelve months from the Closing Date at a price of $0.45 per Warrant Share.

The proceeds from the private placement received from the sale of the units will be used for working capital.

A finder’s fee of up to 7% may be paid in cash and 7% may be paid in warrants.

The foregoing is subject to regulatory approval.

About CanAlaska Ventures Ltd.

CanAlaska has sixteen 100% owned projects in the Athabasca Basin.  Since September, 2004, the Company has aggressively staked one of the largest land positions in the region. CanAlaska has expended approximately $4 million on exploration.  Additional results from the 2005 exploration program will be forthcoming.  The Company is presently negotiating with drill contractors to finalize an agreement to commence a winter 2006 drill program.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____December 2, 2005____________

Date

“Harry Barr”

_______________________________

Signature of authorized signatory

__Harry Barr_____________________

Print name of signatory

__Corporate Secretary_____________

Official capacity